SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  LUMENIS LTD.
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                                (NAME OF ISSUER)

                                ORDINARY SHARES
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                         (TITLE OF CLASS OF SECURITIES)

                                  M6778Q 10 5
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                                 (CUSIP NUMBER)

                                 Harel Beit-On
               16 Abba Eban Avenue, Herzliya Pituach 46725 Israel
                                 972-9-972-0400
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            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 June 30, 2007
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            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

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CUSIP NO. M6778Q 10 5
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1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     LM Partners L.P.
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2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [_]
     (b) [_]
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3.   SEC USE ONLY

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4.   Source of Funds (See Instructions)
     AF
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5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)              [_]
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6.   Citizenship or Place of Organization
     Cayman Islands
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                        7.   Sole Voting Power
                             90,521,963 (1)
NUMBER OF               --------------------------------------------------------
SHARES                  8.   Shared Voting Power
BENEFICIALLY                 0
OWNED BY                --------------------------------------------------------
EACH                    9.   Sole Dispositive Power
REPORTING                    90,521,963 (1)
PERSON WITH             --------------------------------------------------------
                        10.  Shared Dispositive Power
                             0
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     90,521,963 (1)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)        [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     47.85% (2)
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14.  Type of Reporting Person (See Instructions)
     PN
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     (1) Includes 11,936,707 ordinary shares underlying currently exercisable warrants. See Item 5.

     (2) See Item 5.

--------------------------------------------------------------------------------
CUSIP NO. M6778Q 10 5
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     LM (GP) L.P.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     N/A
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)              [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
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                        7.   Sole Voting Power
                             0
NUMBER OF               --------------------------------------------------------
SHARES                  8.   Shared Voting Power
BENEFICIALLY                 90,929,963 (1)
OWNED BY                --------------------------------------------------------
EACH                    9.   Sole Dispositive Power
REPORTING                    0
PERSON WITH             --------------------------------------------------------
                        10.  Shared Dispositive Power
                             90,929,963 (1)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     408,000 (2)
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12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)        [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     0.23%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     PN
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     (1) Includes (i) 11,936,707 ordinary shares underlying currently exercisable warrants and (ii) 408,000 ordinary shares underlying options that are either currently exercisable or will become exercisable within 60 days of the date hereof, which options are currently held by an affiliate. See Item 5.

     (2) Represents ordinary shares underlying options that are either currently exercisable or will become exercisable within 60 days of the date hereof, which options are currently held by an affiliate. See Item 5.

--------------------------------------------------------------------------------
CUSIP NO. M6778Q 10 5
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Shlomo Dovrat
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
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3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     N/A
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)              [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                        7.   Sole Voting Power
                             0
NUMBER OF               --------------------------------------------------------
SHARES                  8.   Shared Voting Power
BENEFICIALLY                 90,929,963 (1)
OWNED BY                --------------------------------------------------------
EACH                    9.   Sole Dispositive Power
REPORTING                    0
PERSON WITH             --------------------------------------------------------
                        10.  Shared Dispositive Power
                             90,929,963 (1)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     0
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)        [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     0
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

     (1) Includes (i) 11,936,707 ordinary shares underlying currently exercisable warrants and (ii) 408,000 ordinary shares underlying options that are either currently exercisable or will become exercisable within 60 days of the date hereof, which options are currently held by an affiliate. See Item 5.

--------------------------------------------------------------------------------
CUSIP NO. M6778Q 10 5
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Aharon Dovrat
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
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3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     N/A
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)              [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                        7.   Sole Voting Power
                             0
NUMBER OF               --------------------------------------------------------
SHARES                  8.   Shared Voting Power
BENEFICIALLY                 90,929,963 (1)
OWNED BY                --------------------------------------------------------
EACH                    9.   Sole Dispositive Power
REPORTING                    0
PERSON WITH             --------------------------------------------------------
                        10.  Shared Dispositive Power
                             90,929,963 (1)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     0
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)        [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     0
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

     (1) Includes (i) 11,936,707 ordinary shares underlying currently exercisable warrants and (ii) 408,000 ordinary shares underlying options that are either currently exercisable or will become exercisable within 60 days of the date hereof, which options are currently held by an affiliate. See Item 5.

--------------------------------------------------------------------------------
CUSIP NO. M6778Q 10 5
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Harel Beit-On
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     N/A
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)              [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
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                        7.   Sole Voting Power
                             408,000 (1)
NUMBER OF               --------------------------------------------------------
SHARES                  8.   Shared Voting Power
BENEFICIALLY                 90,521,963 (2)
OWNED BY                --------------------------------------------------------
EACH                    9.   Sole Dispositive Power
REPORTING                    408,000 (1)
PERSON WITH             --------------------------------------------------------
                        10.  Shared Dispositive Power
                             90,521,963 (2)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     0
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)        [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     0
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

     (1) Represents ordinary shares underlying options that are either currently exercisable or will become exercisable within 60 days of the date hereof, which options are held by the reporting person in trust for the benefit of LM (GP) L.P. See Item 5.

     (2) Includes 11,936,707 ordinary shares underlying currently exercisable warrants. See Item 5.

--------------------------------------------------------------------------------
CUSIP NO. M6778Q 10 5
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Avi Zeevi
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     N/A
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)              [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                        7.   Sole Voting Power
                             0
NUMBER OF               --------------------------------------------------------
SHARES                  8.   Shared Voting Power
BENEFICIALLY                 90,929,963 (1)
OWNED BY                --------------------------------------------------------
EACH                    9.   Sole Dispositive Power
REPORTING                    0
PERSON WITH             --------------------------------------------------------
                        10.  Shared Dispositive Power
                             90,929,963 (1)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     0
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)        [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     0
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

     (1) Includes (i) 11,936,707 ordinary shares underlying currently exercisable warrants and (ii) 408,000 ordinary shares underlying options that are either currently exercisable or will become exercisable within 60 days of the date hereof, which options are currently held by an affiliate. See Item 5.

ITEM 1. SECURITY AND ISSUER.

Title of equity securities to which this report relates: Ordinary shares, par value NIS 0.1 per share of the Issuer.

Name of Issuer: Lumenis Ltd.

Address of principal executive offices of the Issuer: Yokneam Industrial Park, P.O. Box 240 Yokneam 20692, Israel

ITEM 2. IDENTITY AND BACKGROUND.

LM Partners L.P. is a Cayman Islands exempted limited partnership.

LM (GP) L.P., an Israeli limited partnership, is the managing general partner of LM Partners L.P.

LM (GP) Company Ltd., an Israeli limited liability company, is the general partner of LM (GP) L.P.

ATL 3 L.P., an Israeli limited partnership, and A.S. Dovrat Management Ltd., an Israeli limited liability company, hold approximately 69.3% and 29.7%, respectively, of the issued and outstanding share capital of LM (GP) Company Ltd.

Messrs. Aharon Dovrat, Harel Beit-On and Eylon Penchas are directors of LM (GP) Company Ltd., and, together with Messrs. Shlomo Dovrat and Avi Zeevi, hold, directly or indirectly, all of the issued and outstanding share capital of LM
(GP) Company Ltd.

ATL Management Ltd. is the general partner of ATL 3 L.P. The directors and executive officers of ATL Management Ltd. are Messrs. Shlomo Dovrat, Harel Beit-On and Avi Zeevi.

Messrs. Aharon Dovrat and Shlomo Dovrat hold in the aggregate all of the issued and outstanding share capital of A.S. Dovrat Management Ltd.

With respect to each of LM Partners L.P., LM (GP) L.P., LM (GP) Company Ltd., ATL 3 L.P. and A.S. Dovrat Management Ltd.:

(a) State of organization: LM Partners L.P. Cayman Islands; Each of LM (GP) L.P., LM (GP) Company Ltd., ATL 3 L.P. and A.S. Dovrat Management Ltd. - Israel.

(b) Principal business: LM Partners L.P., LM (GP) L.P., and LM (GP) Company Ltd. were organized for the purpose of acquiring and holding shares of the Issuer. ATL 3 L.P. is an investment management partnership. A.S. Dovrat Management Ltd. is an investment management company.

(c) Address of principal office and principal business: 16 Abba Eban Avenue, Herzliya Pituach 46725, Israel

(d)  No

(e)  No

With respect to each of Shlomo Dovrat, Aharon Dovrat, Harel Beit-On, Avi Zeevi and Eylon Penchas:

(b)  Business address: 16 Abba Eban Avenue, Herzliya Pituach 46725, Israel.

(c)  Present principal occupation: Business person

(d)  No

(e)  No

(f)  Israel

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The acquisition of the shares underlying this Schedule 13D was financed through capital contributions of the limited partners of LM Partners L.P.

ITEM 4. PURPOSE OF TRANSACTION.

Except as set forth herein, the reporting persons and the other persons and entities identified in Item 2 do not have any plan or proposal which relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934, as amended. The reporting persons and the other persons and entities identified in
Item 2 may purchase (including through the exercise of warrants and options) and/or sell shares of the Issuer, either in open market or in privately negotiated transactions.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) (i) LM Partners L.P. is the beneficial owner of 78,585,256 ordinary shares of the Issuer, representing approximately 44.34% of the issued and outstanding share capital of the Issuer. In addition, LM Partners L.P. holds warrants to purchase 11,936,707 ordinary shares of the Issuer, all of which are currently exercisable. If all such warrants were exercised, LM Partners L.P. would be the beneficial owner of an aggregate of 90,521,963 ordinary shares of the Issuer, which would represent approximately 47.85% of the issued and outstanding share capital of the Issuer.

     (ii) Mr. Harel Beit-On holds, in trust for the benefit of LM (GP) L.P., options to purchase 408,000 ordinary shares of the Issuer, which options are either currently exercisable or will become exercisable within 60 days of the date hereof. If all of such options were exercised, the underlying shares would represent approximately 0.23% of the issued and outstanding share capital of the Issuer. Mr. Beit-On holds in trust for the benefit of LM (GP) L.P. options to purchase 1,224,000 additional ordinary shares of the Issuer, which will vest with respect to 136,000 ordinary shares on a quarterly basis beginning on December 5, 2007.

Except for the foregoing, the reporting persons and the other persons and entities identified in Item 2 do not have any beneficial ownership in any of the Issuer's ordinary shares subject to this report, except to the extent of their respective pecuniary interest therein.

(b) LM Partners L.P. has the sole power to vote and direct the vote and the sole power to dispose or to direct the disposition of all of the Issuer's ordinary shares referred to in clause (a)(i) above.

(c) On June 4, 2007, LM Partners L.P. exercised warrants to purchase 8,537,690 ordinary shares of the Issuer, at a price per share of $1.0722.

(d)  None.

(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Currently, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between any of the reporting persons or any of the other persons and entities identified in Item 2 and any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 - Joint Filing Agreement.

                                    SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, we certify that the information set forth herein is true, complete and correct.


                                            LM Partners L.P.
                                            By: LM (GP) L.P.
                                            Its general partner
                                            By: LM (GP) Company Ltd.
                                            Its general partner

                                            By: /s/ Aharon Dovrat and Avi Zeevi
                                            -----------------------------------
                                            Name: Aharon Dovrat and Avi Zeevi

                                            LM (GP) L.P.
                                            By: LM (GP) Company Ltd.
                                            Its general partner

                                            By: /s/ Aharon Dovrat and Avi Zeevi
                                            -----------------------------------
                                            Name: Aharon Dovrat and Avi Zeevi

                                            /s/ Aharon Dovrat
                                            -----------------
                                            Aharon Dovrat

                                            /s/ Shlomo Dovrat
                                            -----------------
                                            Shlomo Dovrat

                                            /s/ Harel Beit-On
                                            -----------------
                                            Harel Beit-On

                                            /s/ Avi Zeevi
                                            -------------
                                            Avi Zeevi

Dated: July 10, 2007